#23

07022909

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Continental

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

APR 3 0 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04211

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/26/07

Grupo
CONTINENTAL
S.A.B.

Annual Report

2006

CONTENTS

COTIZA EN BOLSA MEXICANA DE VALORES

CONTAL

GRUPO CONTINENTAL
QUARTERLY STOCK PRICES 2006
Nominal Mexican Pesos

2006	T1	T2	T3	T4
Highest price	18.60	21.33	20.70	23.00
Lowest Price	16.90	16.57	18.86	20.15
Price at closing	18.30	18.58	20.38	23.00

Common Stock
Ticket names
Bolsa Mexicana de Valores (BMV) - "CONTAL"
ADR Level 1 "over-the-counter" - "GPOCY"

Annual Shareholders Meeting
March 22nd., 2007, 12:00 noon
Auditorium Dr. Burton E. Grossman
Corporate Headquarters
Tampico, Tamaulipas, México.

Shareholders Assistance
Roberto Martinez Garza
Tel.: (833) 241-2521
Fax: (833) 241-2541
rmartinez@contal.com

Financial Information
Juan Hawach Sanchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

Financial Highlights

In millions of constant Mexican Pesos as of December 31, 2006

	2006	2005	Variation %
Net Sales	11,468	11,054	3.7
Operating Profit	1,986	1,811	9.7
Majority Net Income	1,599	1,254	27.5
Total Assets	9,345	9,277	0.7
Total Liabilities	1,900	2,038	-6.8
Majority Interest	7,439	7,234	2.8
Earnings Per Share (Pesos)	2.13	1.67	27.5
Operating Cash Flow Per Share (Pesos)	3.14	2.88	8.8
Closing Stock Price Per Share (Nominal Pesos)	23.00	17.65	30.3
Cash Dividends Per Share (Nominal Pesos)	1.75	3.50	-50.0
Average Outstanding Shares (Millions)	750	750	0.0
Capital Expenditures	428	292	46.6

Net Revenues

In millions of constant pesos as of December 31st, 2006


11,479
11,256
10,729
11,054
11,468
2002
2003
2004
2005
2006

Profit

In millions of constant pesos as of December 31st, 2006


2,247
1,490
1,884
1,287
1,785
1,161
1,811
1,254
1,986
1,599
2002
2003
2004
2005
2006
Operating
Majority Net

Operating Cash Flow

In millions of constant pesos as of December 31st, 2006


2,609
2,253
2,161
2,161
2,352
2002
2003
2004
2005
2006

Total Assets

In millions of constant pesos as of December 31st, 2006


10,270
10,906
10,757
9,277
9,345
2002
2003
2004
2005
2006

Total Liabilities

In millions of constant pesos as of December 31st, 2006


2,165
2,183
1,964
2,038
1,900
2002
2003
2004
2005
2006

Majority Interest

In millions of constant pesos as of December 31st, 2006


8,103
8,720
8,787
7,234
7,439
2002
2003
2004
2005
2006

Message from the Chairman of the Board

Dear Shareholders:

It is an honor to be here to inform you that during 2006, the determined and professional job of each one of our collaborators was reflected once again in very positive results for our company.

With great satisfaction, I inform you that the strategies authorized in the last years by our Board of Directors, oriented towards achieving an efficient operation, optimized administration and the organizational structure, as well as to the continuous improvement in our service models, has translated into concrete results that have strengthened our competitiveness in the dynamic environment where we operate.

Grupo Continental is now better positioned to take care in time and with superior service, of the increasing needs of our Clients and Consumers, which are the reason of being for our daily work.

We live, without doubt, in a rapidly evolving environment, characterized by a greater and more complex competition, a great volatility in the cost of inputs, new and multiple options in the market and a constant change in consumer habits. It is clear to us that we are in a business environment in which there will only be place for those with the capacity to rapidly adequate to these new demands and which, additionally, have the conviction to respond with innovation, flexibility and an efficient teamwork to the challenges currently facing our industry.

I can tell you with all certainty that Grupo Continental consistently complies with such requirements.

We accept with integrity, the inescapable commitment to generate and to capitalize new opportunities of growth in all the areas of our business, always favoring the preference of our Clients and Consumers; we believe in, and demonstrate, a high respect to the communities we serve, to the work of our collaborators and to the ecological surroundings in which we operate.

With absolute adherence to the conceptual framework of our business culture, we implemented actions during 2006 to optimize, even more, our operating structure. We extended to all our territories, modern schemes of attention, service and market segmentation which we have been successfully implementing, and also strengthened our solid Technological Information Platform which supports the above mentioned initiatives and allows their future development.

The precise and punctual execution of each one of these actions, in the hands of our Collaborators, impels us to reinforce our leadership and to establish a clear pathway towards new and better opportunities of progress in each one of the markets we serve.

The financial results obtained in 2006, are the most outstanding in our history and prove the compromise of the entire Grupo Continental Team.

- Net sales grew 3.7% with respect to the previous year, reporting an income of 11,468 million pesos.

- Operation Profit grew 9.7% with respect to the previous year, totaling 1,986 million pesos.

- The Majority Net Profit achieved was 27.5% higher with respect to the same period, reaching 1,599 million pesos.

- The registered Operational Cash Flow was 2,352 million pesos, which represent a sales margin of 20.5%.

- The Cost of Net Debt remained at Zero.

These significant achievements motivate us to surpass our objectives and to establish new routes for integral improvement, in order to continue generating the certainty and confidence of our investors in the financial strength that has always distinguished us.

Towards a sustained and profitable growth

The strategic measures implemented in all areas of the organization, have allowed us to increase our competitive advantages and to opportunely respond with precise actions to the market expectations. They have helped us transform ourselves adequately, and to act in congruity with the changes of the environment in which we operate, in order to assure our profitable performance and strong growth, thus favoring the continuity of the business in the future.

Day after day, for more than 40 years, we have insisted on strengthening our position among the main participants of the Beverages Industry in Mexico, impelling the value of our extensive portfolio of products and packing, through innovation in our services. Our total consideration and proximity with our Consumers and their different tastes and occasions for consumption have been, and will continue being, a constant priority at all levels within the organization.

Based in confidence, integrity and teamwork, we have cultivated a strong relationship with the Coca-Cola Company, which has been fruitful, as in the case of our joint development of new opportunities of growth in the Non-Alcoholic Ready-To-Drink market, and our long term planning. In the following years, this proximity will be producing results as we capitalize on the synergies and our common efforts to make sure that our drinks continue refreshing and contributing to the well-being of the Mexican homes, just as we have done it for over 80 years.

The results that we can communicate to you today are a reason for great satisfaction and pride for all of us, for they are a natural consequence of the education and culture that our founder, Dr Burton E. Grossman bequeathed on us. This is an indelible track that accompanies us in our daily actions and which reminds us, in each decision, that our future is focused in the permanence and the projection oriented towards a real opportunity to transcend, with a deep sense of Social Responsibility which we have practiced since our beginning, both as individuals and as an institution, always looking for our actions to favorably impact on the communities where we operate.

According to the directives of the Board of Directors and as part of the strategies established for 2006, we initiated the Executive Succession process, in which it is contemplated the retirement of our Chief Executive Officer, Marcos Aguilar Romo, as well as of the Assistant Chief Executive Officer, Pedro Manuel Garcia Elizondo. Mr. Miguel Angel Rábago Vite and Mr. Baldomero Ponce Cruz have been appointed as their respective successors, and will start on their new functions, as approved, in the course of 2007.

These important appointments are part of a previously defined plan and they are made with the sufficient anticipation, to guarantee a stage of orderly transition and successful in all the senses.

I would like to especially express on behalf of the Administration Council, the Executive Team and the Collaborators of the Group, our recognition and deep gratitude to our two most important directors: Marcos Aguilar and Pedro Manuel Garcia, who throughout almost four decades of trajectory, have been able to guide, with exemplary professionalism, leadership and vision, the great family of Grupo Continental.

We proudly recognize that during the time they were responsible for conducting this business, they had the ability to form extraordinary teams in which we have now strong basis for the ascending road through which our organization continuously advances.

We reiterate our absolute confidence and unconditional support to Mr. Miguel Angel Rábago Vite and Mr. Baldomero Ponce Cruz, as they assume the important responsibility to preserve the vision, mission and values that have distinguished our company throughout its history.

We extend our enormous gratitude and deep respect to the members of our honorable Administration Council. Their guide and vision for the future are the angular stone that maintains our organization and projects it to greater accomplishments, in a scheme of impeccable Corporate Governance.

Our commitment with the communities renews with the loyalty and confidence that Clients and Consumers have deposited in us. We owe it to them to look for their satisfaction, and we continuously make an effort to offer quality products according to their needs and preferences.

We must also recognize the collaboration of all our Suppliers, to join our efforts to develop to new ways of collaboration and operating efficiency, according to the evolution and pace of our surroundings.

For us, having the confidence of our Shareholders represents a valuable impulse to continuously look for new opportunities of growth. We are infinitely thankful for their deference, and we reiterate our conviction to work arduously to continue generating value for you, always within a frame of Integrity, Transparency and Good Corporate Practices.

We always remember warmly all those pioneers who, when fulfilling completely their cycle in the companies of Grupo Continental, enjoy the benefit of the retirement. Thank you very much to each one of them for their loyalty and dedication throughout their very fruitful careers.

Once again, I confirm that the positive evolution that Grupo Continental has shown, its commitment with the Excellence and its strength to face superior challenges in the future, is a result of the daily delivery and the professional performance of each one of our Collaborators and Executives. To all of them, we present, as always, our deep gratitude, warm esteem and total respect.

We strongly believe in the road that we have chosen to follow as a company and we genuinely live by the fundamental values to strengthen our development. We are convinced that we still have many opportunities to conquer.

Again, our sincere gratitude goes to each one of you.

Very kindly,

Cynthia H. Grossman
Chairman of the Board

Chief Executive Officer's Report

Dear members of the assembly:

It is a great satisfaction that once again, the outstanding commitment of our Collaborators with the execution of excellence and the sustainable profitability of the company, allowed us to obtain the best results ever achieved in the history of the Group in 2006.

Thanks to the efforts of all those who are part of Grupo Continental, we have been able to consolidate our fast evolution towards more efficient operational schemes, focusing on guaranteeing high quality and a differentiation of our products and services, as well as surpassing the expectations of our Clients and Consumers.

A fundamental factor of the outstanding performance achieved, is the precise fulfillment of the Objectives and Goals established for 2006 and authorized by the Board of Directors as follows:

- We have once again confirmed the strength of the Coca-Cola brand in all our territories, reaching a sales volume of 206 million unit cases, a 5.4% increase, which represents 72.9% of our total sales in the category of soft drinks.
- As pioneers in the packaging and distribution of the Ciel brand in Mexico, which recently celebrated 10 years in the market, we continued our impulse to this high growth segment, achieving 103 million unit cases in 2006, the best registry in the history of the Group. Last year, Ciel was the water brand of the Coca-Cola Company with the greatest sales volume in the world.
- We satisfactorily ended the 2001-2006 consolidation program of all the companies of the Group, going during that period of time from 17 Production and Distribution Centers, to 10, achieving important efficiencies and in addition, obtaining a substantial improvement in our attention to the market.

- We continued developing new initiatives in the value chain, achieving specific efficiencies by modernizing the production lines, optimizing various processes, centralizing production and the reduction of costs in freight and packing. The Administration of the Demand model, guarantees the product supply and the reduction of costs in the chain of supply.
- We consolidated a positive evolution in the projects of segmented execution and *Revenue Growth Management*, by improving its capacities as tools to establish logistic systems of distribution and sale, more and more efficient, in accordance to the particular needs at each point of sale.
- We achieved a sales volume superior to the objective we had established, totalizing 386 million unit cases, the highest in the history of the Group.
- The annual consumption per capita was of 718 bottles, which also represents an historical record.
- The mixture of volume per package in 2006 was 49.2% for multiserve sizes and 50.8% for the personal sizes.
- In 2006, our participation in the Non-Alcoholic Ready-To-Drink Market, in the territories where our Group operates, was of 31.0%; which clearly shows that growth opportunities still there.
- As mentioned by our Chairman of the Board, the Majority Net Profit achieved was also the best in our history.

These Objectives and Goals, shared by each one of the areas in our company, and their correct application, allowed us to deliver positive results that encourage us to continue working with the same professionalism and dedication, and at the same time provide us with a solid base for a sustainable improvement in our financial and competitive position.

In agreement with what article 86, fraction XX of the "Ley del Impuesto Sobre la Renta" and in the article 93-A of the Regulation of the same law establish, and supported in the Report on the revision of the fiscal situation of the company, emitted by our External Auditors, I inform you that we have strictly fulfilled with all fiscal obligations of Grupo Continental, S.A.B. for the year 2005. Regarding the Fiscal Opinion of the 2006 exercise, it will be presented at the latest on the 30th of June of the current year.

Our Vision of the future

According to the long term vision and with the purpose of maintaining the high competitiveness of Grupo Continental, the Board of Directors authorized a strategic frame of reference, which focuses on counting with a strengthened corporative structure in order to optimize the operations and to perfect our execution in the market, with the purpose of increasing the loyalty of the Consumers towards our products and brands.

With the motivation and confidence given by the positive results achieved in 2006, we initiated the current year with renewed enthusiasm to continue our solid alliance with the Coca-Cola Company, building together long term strategies focused on strengthening and expanding our portfolio of brands and packing, identifying new routes for growth and being always the first option for the well-being of our Clients and Consumers.

Through Project "UNO", we have established the basis of our growth strategy, leveraging in our main leading brands, who are Unique, identifying the New and emerging Opportunities to always be number one for our Clients and Consumers.

In parallel, we will direct our efforts to the continuous improvement of our operating efficiency, to the financial strength and to the improvement of our business model, as the fundamental aspects for the future development of our organization.

Our integral progress would not make sense if it is not accompanied by a definite commitment with our Collaborators and their families, as well as with the community and the respect to our surroundings. With this conviction, we will continue making of the Social Responsibility a vital part of our institutional culture.

My deep gratitude to the Board of Directors for their much appreciated guidance and support throughout my trajectory as Chief Executive Officer of Grupo Continental.

Very many thanks to our Executives and Collaborators who, with their daily efforts throughout the years have built what our organization is today: A High Performance Company.

To have the trust of our Clients, Consumers and Suppliers is our best incentive to continue untiringly looking for new opportunities of growth and better forms to serve our markets.

Dear investors:

For Cynthia H. Grossman, Bruce E. Grossman, The Coca-Cola Company representatives and the more than 100 shareholders represented in this Assembly, receive my gratefulness for the confidence deposited in our team. It is because of that that we achieved in the 15 years of my tenure as Chief Executive Officer, excellent results with growth and profitability only comparable to the best ones within the soft drinks sector at a world-wide level.

These last 15 years 1992-2006 will always be in my memory. The results achieved by our team are a reason of proud to be shared:

- The value of the Group in the Mexican Stock Exchange increased from 344 to 1,586 million dollars.
- We had two successful successions, at a patrimonial and executive level.
- Labor Stability.
- Debt with cost eliminated.
- With the company's own cash flow, we fulfilled all the investment requirements in fixed assets.
- Corporate rating "AAA (mex)" guaranteed by Fitch Ratings Mexico.
- Renovation of long term commitments with the Coca-Cola Company.

Most important, we have confidence and attitude to face the future. Thanks.

Very kindly,

Marcos Aguilar Romo
Chief Executive Officer

Value on the Mexican Stock Exchange

Millions of Dollars


1,586
1,431
1,231
1,272
1,236
344
1992
2002
2003
2004
2005
2006

Compound annual yield in USD on BMV 1992-2006: **11.5%**

Paid Dividends

Millions of Dollars


240
120
82
60
55
5
1996
2002
2003
2004
2005
2006

Paid Dividends (%) over Majority Net income


243.1
108.9
82.4
51.1
44.4
2002
2003
2004
2005
2006

Operating Results 2006

Following the pulse of the tastes, preferences and Consumer habits and maintaining a great proximity with our Clients, the organization adapts and responds with innovation, flexibility and high efficiency standards.

We continue measuring the attitude and behavior of the market in the different drink categories in which we participate. This information provides us with a good perspective and is the basis for various strategies whose yearly results follow.

Market Volume and Market Share

All Categories

In 2006, the sales volume was 386 million unit cases, including samplings and allowances, which represent 4.2 over the previous year.

With this figure, the annual consumption per capita was 718 unit bottles, which is the equivalent to 170 liters of The Coca-Cola Company products, one of the highest in Mexico.


Total Sales Volume
Sales + Sampling 2006 (Total Products)
343
354
352
370
386
2002
2003
2004
2005
2006

During the last 10 years, the growth in sales volume has been of 92%; which indicates that we have practically doubled the amount.

The Group's share in the Non-Alcoholic Ready-To-Drink total Market, continues to be of one third.

Soft Drinks

This category contributed to the total sales volume of the year with 282 million unit cases: a 4.8% growth above the previous year of which 291.4 million belong to the cola segment and 62.6 million to the flavored segment.

Bottled Water

This category accounted for 103.3 million unit cases to the total sales volume.

Ciel water in personal sizes contributed 13.9 million to this volume and the brand, in 20 liter jug, contributed with 89.4 million unit cases, which represent 25.4 million jugs.

Other Categories

With just over a year of operations, "Servicios de Bebidas Refrescantes, S.A. de C.V." has practically tripled its sales volume, managing a portfolio directed to Clients in the modern segment, with a wide variety of products of new categories.

Market Development, an alive strategy

During 2006, we continued fortifying the portfolio of brands and packing with 22 new products in 258 launching events, among which stand-out: Coca-Cola Light Caffeine Free in thin can of 310 ml and 600 ml Pet, the new flavors of Fanta: Tamarindo and Tutti Fruti in 250 and 600 ml Pet, Ciel Naturae, new flavors of Powerade and Nestea, Burn and TaB for the energy drink segment, the launching of Ciel Jug in the territory of Zacatecas, Zac. Stands out, reaching more than 150 SKU' s in the market.

At the moment Ciel is the water brand of the Coca-Cola Company of greater consumption in the world; a significant fact for a brand that was born only 10 years ago in our Guadalajara market.

We continued working with the Segmentation program in all the territories, evolving the execution at the point of sale, always looking to be considered the best option for our Clients and Consumers.

In the issue of distribution, in addition to the metropolitan zone of Guadalajara, we finished implementing the new service models in San Luis Potosi, Aguascalientes and the Lagunera Region. We continue working in the implementation of the modern channel in those same territories, with the purpose of having a more efficient service to the Client and to increase our productivity.

At the same time, 16 promotional campaigns directed to Clients and Consumers were set in action:

- Nine oriented to Consumers, amongst which "Vasos Coca-Cola", "KBZones Mundialistas Coca-Cola", "Vajillas Coca-Cola", "Tú diversi6n es gratis" and "Traviezucos" among others.
- Two promotions to retailers, the program "Cliente Distinguido" and "Detallista Seguro".
- Five image events for the Coca-Cola brand: "9th Copa Coca-Cola", "Rockola Coca-Cola", Soccer World Cup Germany 2006, "80 años en México", "Caravana Navideña" and "Konec-t".

Special attention was given in support to the presentation needs of our products at the points-of-sale, reason why the installation of cooling equipment was continued, including refrigerators, "fountain" equipment and "vending" machines, reaching more than 163 thousand units in the market, which means 10 thousand more than the previous year.

This year, the Group took care of 841 thousand Clients, of which 223 thousands were of refreshments, water in personal sizes and non-carbonated drinks, as well as 618 thousand jugs, to which who service through 2,167 sales routes.

Sales per Category
Sales + Sampling (Total Products)


16.2%
56.9%
3.6%
0.1%
Million of Unit Cases
Colas 219.4
Flavored 62.6
Water in 20-liter Jugs 89.4
Bottled water 13.9
New categories 0.5

Sales Volume by Channel


23.3%
69.9%
Traditional
Home Market
Others

Sales Mix by Package
Soft drinks + Bottled water


Single-Serve
50.7%
Multi-serve
49.3%
Non Returnable
57.9%
42.1%

Consistent Year-Round Demand of Products

As a percentage of annual total sales volume (Soft Drinks + Bottled Water)


7.0
7.1
8.4
8.8
9.1
9.5
9.0
8.9
8.0
8.0
7.7
8.3
JAN
FEB
MAR
APR
MAY
JUN
JUL
AGU
SEP
OCT
NOV
DEC

Grupo Continental, S.A.B. and Subsidiaries
Consolidated Financial Statements from 1997 to 2006

Millions of constant Mexican pesos as of December 31, 2006

	Composed Annual Growth 97 - 06 (10 Years)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Sales	5.1%	11,468	11,054	10,729	11,256	11,479	11,558	10,820	9,486	8,629	7,529
Cost of Sales		5,410	5,265	5,006	5,238	5,006	5,117	4,778	4,548	4,235	3,742
Gross Profit	5.8%	6,058	5,789	5,723	6,020	6,473	6,441	5,842	4,938	4,394	3,787
Gross Margin		52.8%	52.4%	53.3%	53.5%	56.4%	55.7%	55.0%	52.1%	50.9%	50.3%
Operating Expenses		4,072	3,978	3,938	4,136	4,226	4,168	3,703	3,269	2,871	2,603
Percentage of net sales		35.5%	36.0%	36.7%	36.7%	36.8%	36.1%	34.9%	34.5%	33.3%	34.6%
Operating Profit	7.5%	1,986	1,811	1,785	1,884	2,247	2,273	2,139	1,669	1,523	1,184
Operating Margin		17.3%	16.4%	16.6%	16.7%	19.6%	19.7%	20.1%	17.6%	17.6%	15.7%
Comprehensive cost of financing		-79	-3	40	-114	-138	-55	-97	-45	-25	4
Other Revenue, Net		195	50	13	45	26	42	38	22	8	35
Profit before Taxes and Employee Profit Sharing	9.5%	2,260	1,864	1,758	2,043	2,411	2,370	2,273	1,736	1,555	1,215
Taxes and Employee Profit Sharing		785	767	745	912	1,050	1,135	1,082	769	672	545
Equity in Associated Companies		125	157	149	156	126	101	76	176	229	217
Discontinued Operations		0	0	0	0	0	-32	0	0	-59	0
Consolidated Net Profit		1,600	1,254	1,162	1,287	1,487	1,368	1,268	1,143	1,171	887
Minority Net Profit		1	0	1	0	-3	0	4	-2	0	0
Majority Net Profit	8.2%	1,599	1,254	1,161	1,287	1,490	1,368	1,264	1,145	1,171	887
Majority Net Profit margin		13.9%	11.3%	10.8%	11.4%	13.0%	11.8%	11.9%	12.1%	13.6%	11.8%
Income Per Share		2.13	1.67	1.55	1.72	1.99	1.83	1.69	1.53	1.56	1.18
Shares		750	750	750	750	750	749	747	749	750	750

Operating Profit

In Millions of Constant Mexican Pesos as of December 31st, 2006


1,184
1,523
1,669
2,139
2,273
2,247
1,884
1,785
1,811
1,986
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Income Before Taxes and Employee Profit Sharing

In Millions of Constant Mexican Pesos as of December 31st, 2006


1,215
1,555
1,736
2,273
2,370
2,411
2,043
1,758
1,864
2,260
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Majority Net Income

In Millions of Constant Mexican Pesos as of December 31st, 2006


887
1,171
1,145
1,264
1,368
1,490
1,287
1,161
1,254
1,599
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Analysis of Financial Results

Millions of constant Mexican Pesos as of December, 2006

	2006	%	2005	%
Net Sales	11,468	100.0	11,054	100.0
Cost of Sales	5,410	47.2	5,265	47.6
Gross Profit	6,058	52.8	5,789	52.4
Operating Expenses	4,072	35.5	3,978	36.0
Operating Profit	1,986	17.3	1,811	16.4
Comprehensive Cost of Financing	-79	-0.7	-3	0.0
Other Revenue, Net	195	1.7	50	0.5
Profit before Taxes and Employee Profit Sharing	2,260	19.7	1,864	16.9
Taxes and Employee Profit Sharing	785	6.8	767	6.9
Equity in Associated Companies	125	1.1	157	1.4
Consolidated Net Profit	1,600	14.0	1,254	11.3
Minority Net Profit	1	0.1	0	0.0
Majority Net Profit	1,599	13.9	1,254	11.3

Free Cash Flow

Millions of constant Mexican Pesos as of December 31, 2006

Operating Cash Flow (EBITDA)		2,352
Minus:		
Payment of Taxes and Employee Profit Sharing	790	
Payment of Dividends	1,352	
Fixed Assets Acquisition	464	
Dividends received from Associated Companies	-152	
Financial Products, net	-80	
Exchange Profit, net	-38	
Other Income, net	-195	
Working Capital Variations	138	2,279
Free Cash Flow		73

Analysis of Financial Results

At Grupo Continental, 2006 will be remembered as the year in which the goals we set were surpassed and the highest Net Profit in the history of the Group was achieved. 2006 was a year of success, reaching an Operating Margin of 17.3%, with a Majority Net Profit of 1,599 million pesos.

The Operating Cash Flow reached 2,352 million pesos, that is, 3.14 pesos per share.

Net Sales

Net Sales at the closing of 2006 added to 11,468 million pesos, which represents an increase of 3.7% with respect to 2005. This increase is a result of the outstanding performance of our sales volume, a result of our Excellence in Client service and Consumers satisfaction.

Net Sales


11,468
11,054
2005
2006

In millions of constant pesos as of December 31st, 2006

The total sales volume which includes soft-drinks, water in personal sizes, other drink categories and water in jugs, reached 376 million unit cases without considering samplings and allowances. Of these, 273 million unit cases were soft-drinks, 13 million were water in personal sizes, 1 million belonged to other drink categories and 89 million were water in jugs.

Cost of Sales

Cost of Sales


5,410
5,265
2005
2006

In millions of constant pesos as of December 31st, 2006

The Cost of Sales was 5,410 million pesos, equivalent to 47.2% of Net Sales. This represents an increase of 2.7% in relation to 2005. The lower price of two of our main production materials throughout the year, such as sugar and the pet caused that the cost of sales increased below the increase of our income.

Operating Expenses

This line totalized 4,072 million pesos, 35.5% of our Net Sales, which represents a decrease of 0.5 percentage points with respect to the previous year, motivated by a better absorption of fixed expenses, due to a greater sales volume.

Operating Expenses


3,978
4,072
2005
2006

In millions of constant pesos as of December 31st, 2006

Operating Profit

This item reached 1,986 million pesos; 17.3% of Net Sales, which compared with the previous exercise, shows an increase of 9.7%.

Operating Profit


1,811
1,986
2005
2006

In millions of constant pesos as of December 31st, 2006

Comprehensive Cost of Financing

This line reached an income of 79 million pesos in 2006 and it is favorably compared with the 3 million profit of the previous year, mainly due to the exchange profit achieved during the year.

Comprehensive cost of financing


-3
-79
2005
2006

In millions of constant pesos as of December 31st, 2006

Other Income, Net

This concept reached 195 million pesos, which represents 1.7% of the Net Sales and an increase of 1,2 percentage points with respect to the previous year.

Other Income, Net


195
50
2005
2006

In millions of constant pesos as of December 31st, 2006

Taxes and Employee Profit Sharing (ISR and PTU)

This line summed 785 million pesos, which is equivalent to 6.8% of Net Sales. Tax rates and Profit Sharing as of December 31st, 2006 are 29% and 10% on their respective taxable bases.

Income Tax and Employee´s Profit Sharing


767
785
2005
2006

In millions of constant pesos as of December 31st, 2006

Participation in Associated Companies

Participation in the results of our associated companies reached 125 million pesos, equivalent to 1.1% of Net Sales. Our associate Promotora Industrial Azucarera, S.A. de C.V., whose activity is the production and sale of sugar, contributed with 107 million pesos to this line; the rest was contributed by Industria Envasadora de Querétaro, S.A. de C.V and Andamios Atlas, S.A. de C.V.

Equity of Net Earing in Asociated Companies


157
125
2005
2006

In millions of constant pesos as of December 31st, 2006

Majority Net Profit

It reached 1,599 million pesos, which represents a margin above Net Sales of 13.9%, and a profit per share of 2.13 pesos.
This Net Profit sets a record in our Group, being until now, the highest in its history.

Majority Net Profit


1,254
1,599
2005
2006

In millions of constant pesos as of December 31st, 2006

Management's Financial Responsibility

Preparing the financial statements of the company, as well as all the information contained herein, in accordance with the effective Norms of Financial Information, is a responsibility of the management of the company. This responsibility includes maintaining the objectivity and the integrity of all the accounting records.

The management of the Group keeps a suitable structure of internal control, in order to provide security in the accounting registries of all its transactions, as well as a rigorous protection against any significant abuse or loss of the assets of the company. This structure is sustained in a careful selection and training of qualified personnel who, in order to perform this activity, have adequate policies and procedures properly documented.

The Audit and Association Practices Committee annually recommends to the Board of Directors, the hiring of an Auditor who fulfills the necessary requirements to execute the mandate of external audit.

The financial statements of the Group are audited by the independent accounting firm of Horwath Castillo Miranda, Certified Public Accountants, and their review took place according to the generally accepted Audit Norms and Procedures.

In order to validate that the administration fulfills its responsibilities on the general control of all the operations of the company, the Board of Directors is supported by an Audit and Association Practices Committee, solely comprised by members not employed by the company.

The Audit and Association Practices Committee meets periodically with the External Auditors to comment on the audit work and also to evaluate the effectiveness of the internal controls of the company, making sure that their revisions include the operation channels which may present a greater risk to the business.

Marcos Aguilar Romo Chief Executive Officer	Miguel Angel Rábago Vite Chief Financial Officer	Roberto Martínez Garza Chief Legal Officer and Human Resources Director

Board of Directors Report

March 22nd, 2007

H. General Shareholders Assembly of
Grupo Continental, S.A.B.

On the main policies and accounting criteria for the preparation of the financial information

In order to comply with what is established in article 172, clause b) of the General Mercantile Societies Law and in article 28, Fraction IV, clause d) of the Stock Exchange Law effective, as President of the Board of Directors of Grupo Continental, S.A.B., I inform you that the company has Policies and Accounting Criteria for the preparation of the financial information, which were reviewed by the Audit and Associating Practices Committee and approved by this Board of Directors during our meeting on July 25, 2006 and which are confirmed and explained as attached notes to the corresponding financial opinion elaborated by the External Auditors of the company.

On extraordinary operations and activities

In order to comply with what it is established in article 28, Fraction IV, clause e) of the Stock Exchange Law effective, as President of the Board of Directors of Grupo Continental, S.A.B., I inform to you that, as the only extraordinary activity performed during the 2006 exercise, on October 26th, the Evaluation and Compensation Committee proposed the appointment of Mr. Miguel Angel Rábago Vite, to hold the position of Chief Executive Officer of this company as of October 1st, 2007. This proposal was unanimously approved by the Board.

On behalf of the Board of Directors of Grupo Continental, I thank you for the trust deposited (on us) to carry out our commitment in conducting the business.

Cynthia H. Grossman
President of the Board of Directors

Opinion of the Board of Directors on the Annual Report of the Chief Executive Officer of the Company

March 22nd, 2007

H. General Shareholders Assembly of
Grupo Continental, S.A.B.

In order to comply with what is established articles 28, Fraction IV, clause c) and 42 Fraction II, clause e) of the Stock Exchange Law effective, and with the support of the Committee of Audit and Association Practices, as President of the Board of Directors of Grupo Continental, S.A.B., I present our opinion on the content of the annual report of the Chief Executive Officer, elaborated according to what Article 44, Fraction XI of this same Law dictates, corresponding to the exercise from January 1 through December 31st, 2006.

In periodic meetings carried out during this period with the Chief Executive Officer's team and other relevant executives of the company, and through the corresponding committees, we followed up on the management practices, as well as the conduction and execution of the businesses of the society that are under their responsibility, having found at all times, that they are congruent with the strategies, policies and regulations approved by the Board of Directors.

We also reported to this Honorable Assembly of the good operations of the company during this period, and that the Policies and direction established by the Board of Directors were properly taken care of by the Chief Executive Officer's team, and that they effectively carried out the main projects that were entrusted to them.

As for the corporate financial statements, presented in the Chief Executive Officer's annual report, for the fiscal year from January 1st through December 31st, 2006, they were all reviewed and approved during our Board of Directors meeting in February 22 of the current year. Those reports were elaborated applying sufficient and adequate policies and criteria in a consistent manner, and, in the opinion of our external auditors, they reasonably present the financial situation and the results of its operations.

On behalf of the Board of Directors of Grupo Continental, S.A.B., I thank you for the confidence deposited on us and the Management Team of this Company, to carry out our commitment in the conduction of the business.

Cynthia H. Grossman
President of the Board

Annual Report of the Committee of Audit and Association Practices

February 21, 2007

H. Board of Directors and
Shareholders Assembly of
Grupo Continental, S.A.B.

In order to give fulfillment to the established thing in articles 28 and 43 of the Law of the effective Securities Market, in my character of President of the Committee of Audit and Societarias Practices of the Council of Administration of Grupo Continental, S.A.B., I present/display to you the annual report of activities made by this Committee, corresponding to the included/understood exercise of the 1 of 31 January to December of the 2006.

In the matter of Association Practices:

On the performance of the Relevant Directors

We will point out that during the annual exercise 2006, satisfactory results were obtained and we observed an effective performance of the Relevant Directors of the Company, as the objectives and priorities established by the Board of Directors for 2006 were achieved.

On operations with related parts

The operations conducted by the company with related parties were verified, having found that they were equal to similar operations, had they been conducted with independent parties:

- Purchasing of concentrate and paid publicity to The Coca-Cola Company.
- Purchasing of Sugar to Associate Promotora Industrial Azucarera, S.A. de C.V.
- Purchasing of canned soft drinks to Industria Envasadora de Querétaro, S.A. de C.V.

Opinion on the integrated remunerations of the Chief Executive Officer and other Relevant Directors.

The package of integrated remunerations of the Chief Executive Officer and other Relevant Directors of the company is within the standard of market for similar companies.

On the granting of Exceptions

We certify that during the 2006 annual exercise there were no operations in which it was necessary to authorize and exception to any Board member, Relevant Director or any individual with authority within the company.

<u>In the matter of Audit:</u>

On the structure of the Internal Control System

The company maintains a suitable structure of Internal Control that provides security in the registry of all its transactions, supported by existing policies and documented procedures, which are periodically updated, maintaining a rigorous care and protection against any significant abuse or loss of its assets.

Through the Internal and External Audit reports that were presented to us, we made sure that the company keeps in efficient operation throughout the exercise its Internal Control structure, based in systems of detailed registry of all and each one of its business transactions and its internal operations.

it also has the Audit questionnaires for specific areas of risk, as well as exhaustive and permanent plans of Internal Audit that are applied by a team of qualified and trained Internal Auditors, who jointly with the External Auditors evaluate periodically the Internal Control.

Supported in the Opinion and in the letters of observations that was presented to us by the external Auditors, we verified that the company opportunely took care of its recommendations and also took the necessary measures to prevent the detected findings.

On the fulfillment to the General Limits of the of Internal Control System and General Accounting Policies

Supporting us in the Annual Report that on the Quality of the Financial Information was presented to us by the directors of the company, we ensured the objectivity and integrity of the accounting registries, as well as of the General fulfillment of the Limits of the Internal Control System and General Accounting Policies approved by the Board of Directors, that they were consistently applied in the elaboration of the intermediate Financial statements presented to the General Shareholders Assembly, to the Board of Directors, to the National Banking and Securities Commission, to the *Securities and Exchange Mexican Commission* and to the Mexican Stock Exchange.

Modifications to the Accounting Policies during the period

During 2006 no modifications to the effective accounting policies authorized by the Board of Directors were implemented.

As of the 1st of January, 2006 the Norms of Financial Information (NIF- Acronym for its name in spanish) corresponding to the A Series took effect, relative to the conceptual frame. Also the NIF B.1 "Accounting Changes and Correction of Errors" took effect. Also, the existing Principles of Accounting Generally Accepted as of December 31, 2005 and that were not replaced by the mentioned NIF, were incorporated to the new regulation.

Performance Evaluation of the External Auditor

In compliance with the professional mandate entrusted to C.P.C. Carlos Rivas Ramos, as External Auditor, to carry out the External Auditor for 2006, the elaboration of the Financial and Fiscal Opinion of Grupo Continental S.A.B. and subsidiary companies, as well as the elaboration of the letter with observations for each company, we manifest our conformity with his performance and the results of his work.

Additional services of the External Auditor

The External Audit was the only service entrusted by the company during 2006 to the individual in charge of this mandate.

Result of the revisions to the Financial Statements

The Financial statements of the company and of each one of its subsidiaries for 2006, were subject of an integral audit revision by the independent office of the Certified Public Accountants of Horwath Castillo Miranda and its opinion took place according to accepted Audit norms and procedures, that were applicable to them, expressing its opinion without exceptions nor reservations.

The consolidated Financial Statements of the period between the 1° of January and the 31st of December, 2006 were presented to us for our revision, properly approved by the External Auditor, without exceptions or reservations, with which we agreed.

Measures adopted on significant observations

Significant observations or denunciations by Shareholders, Advisors, Directors, Employees and in general from any third party due to irregular events of the administration, regarding the accounting, controls and other issues related to the Internal or External Audit were not formulated.

Revision of the Annual Report of Internal Audit 2006

The Annual Report of Internal Audit 2006 in which satisfactory results in relation to the Annual Plan of Internal Audit approved for 2006 are shown, was presented to us by the employees responsible for the company in this segment. In this report, there were not reported any findings that represent a damage of importance for the company.

Revision and approval of the Annual Plan of Internal Audit for 2007

We reviewed and granted our approval to the Annual Audit Plan presented by the company for 2007; confirming that a special orientation and reach regarding the revision of the operating channels of greater risk.

Pursuit of agreements of the Shareholders Assemblies and of the Board of Directors

A precise follow up to all the agreements approved at Shareholders and Board of Directors Meetings was performed, without exception.

On the fulfillment of Fiscal Regulations

The employees of the company presented the Fiscal Ruling issued by the External Auditor, for the fiscal year between January 1st and December 31st, 2005, in which we were able to verify that the company gave exact fulfillment to all and each one of its fiscal obligations in time and form and without any omission.

On the fulfillment of Legal dispositions

The members of this Committee, we have verified and we are in agreement with the activities that in the matter of fulfillment of legal dispositions and attention to legal matters, were performed in the company during the year.

On the merger of subsidiaries

We were informed of three merger processes, through which four subsidiary companies disappear, two in the State of San Luis Potosí, one in the State of Colima and one more in the State of Jalisco, verifying that these were made taking care of all the fiscal, legal, administrative and accounting dispositions.

On the fulfillment of requirements to exert the mandate of External Audit

We made sure of the existence of sufficient documented evidence that would ensure that the External Auditor proposed to elaborate the fiscal opinion and the Financial Statements of the companies of the Group, covered all the requirements by the Banking and Values National Commission to exert its function.

On the Hiring of External Auditors

As of July 27, 2006 the proposal for hiring the External Auditor C.P.C. Carlos Rivas Ramos, Partner of the Independent Certified Public Accountants Office of Horwath Castillo Miranda, was presented and properly approved by the Board of Directors of Grupo Continental, S.A.B., so that he would carry out the following professional mandates:

- To perform the External Audit of the subsidiary companies of Grupo Continental, S.A.B for the annual operations included between the 1st of January and the 31st of December, 2006.
- To issue the Financial and Fiscal Opinion of the subsidiary companies and the Financial Opinion consolidated for the same period and
- To issue the letter of fiscal observations and internal control derived from his revision, for each one of the companies.

Kindly,

C.P. German Eichelmann Rodriguez

Our Company

Under the leadership of its founder, Dr Burton E. Grossman, Grupo Continental began operations in 1964, establishing it's headquarters in the city and port of Tampico, Tamaulipas, Mexico.

We are a total non-alcoholic beverages company, dedicated to the manufacturing, distribution and sale of products of brands which belong to the Coca-Cola Company, such as: Coca-Cola, Coca-Cola Light, Coca-Cola Light Caffeine Free, Coca-Cola Zero, Fanta, Fanta Free, Sprite, Sprite Zero, Fresca, Fresca Uno, Lift, Lift Ligera, Senzao, Delaware Punch, Nestea, Nestea Light, Powerade, Minute Maid, Ciel, Ciel Aquarius, Ciel Naturae, Ciel Mineralizada, Burn and TaB.

The strategic directives defined by our Board of Directors and an experienced team of Collaborators have allowed Grupo Continental to position itself as the tenth Coca-Cola bottler world-wide.

The company has 8 production and distribution centers, 2 production centers and 72 distribution centers located in the most important towns in the states of Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí and Zacatecas. Altogether, the Group provides employment to more than 13,750 Collaborators.

Grupo Continental's franchise covers 110,000 square miles, or 14.5% of the Mexican territory, taking care of more than 12.9 million potential Consumers supplying a network of more than 841,000 Clients of the Coca-Cola Company.

Grupo Continental's shares are traded in the Mexican Stock Exchange under the ticket name "CONTAL" and in the United States it operates ADR' s Level 1 in the "over-the-counter" market under the "GPOCY" key.

In the manufacturing process of its products, the Group's bottling plants use 100% Mexican refined sugar, from Promotora Industrial Azucarera, S.A. de C.V. which has two of the most productive sugar-processing plants in the country, certified under the Quality Norm ISO 9002. Grupo Continental has a 49% ownership in this company, and along with other Coca-Cola bottlers, consume more than 350,000 tons of this sweetener annually.

Franchise Territory



Grupo Continental, S.A.B.
8 Production and Distribution Centers
2 Production Centers
12 Urban Distribution Centers
60 Rural Distribution Centers
Corporate Headquarters in Tampico, Tamps.
LAGUNERA
San Agustín
Revolución
GUADIANA
ZACATECAS
AGUASCALIENTES
SAN LUIS
LOS ALTOS
ZAPOPAN
LA FAVORITA
Huentitán
Belenes
Charcas
Rioverde
Las Trojes
Encarnación
El Alamo
San Rafael
Tecomán

- **110,000 sq/mi** Franchise Territory
- **12.9 million** inhabitants
- Over **841,000** Clients
- **8** Production and Distribution Centers, **2** Production Centers
- **72** Distribution Centers
- **2,167** Sales Routes
- **4,674** Distribution and Market support vehicles
- Over **150** Products y Presentations in the Market
- Over **13,750** Collaborators
- Annual consumption of **718** Bottle Units per capita
- Grupo Continental represents **15.7%** of the total sales volume of the Coca-Cola System in Mexico

Bussines Philosophy

Philosophy

All of us at each one of the companies of Grupo Continental are committed to intensely and consistently live by the corporate Culture, Vision, Mission and Values, making them our own, in order to translate them into a reality.

Culture

Our Culture is fully oriented towards achieving Excellence.

Vision

To be a High Performance Company.

Mission

Assure Customer Service and Consumer Satisfaction.

Values

Our core value is Integrity, based on Respect and Justice.

Business Strategy

Pursue profitable growth opportunities which assure the permanence of the company for future generations.

Board of Directors

Cynthia H. Grossman Chairman of the Board (1983)(2,6)	**Christopher Grossman** Substitute Member (2005)(7)
Bruce E. Grossman Vice Chairman of the Board (1977)(2,6)	**Brandon E. Grossman** Substitute Member Private Investor (2005)(7)
Marcos Aguilar Romo Chief Executive Officer Grupo Continental, S.A.B. (1981)(2,7)	
Modesto Llarena Arriola Treasurer Business Consultant (2003)(1,2,3,4)	**Manuel Ramírez Pineda** Substitute Member Private Investor (2005)(4)
Pedro Manuel García Elizondo Assistant Chief Executive Officer Grupo Continental, S.A.B. (2002)(3,7)	**Miguel Angel Rábago Vite** Substitute Member Chief Financial Officer Grupo Continental, S.A.B. (2000)(7)
Germán Eichelmann Rodríguez Business Consultant (2004) (1,4)	**Jaime Zorrilla de la Garza Evia** Substitute Member Professor and Business Consultant (2005)(4)
Diego Alonso Hinojosa Aguerrevere Businessman and Consultant (2002)(1,4)	**David Gómez Fuentes** Substitute Member Professor and Director of the Instituto de Estudios Superiores de Tamaulipas, A.C. (2005)(4)
Lawrence R. Cowart External Consultant to The Coca-Cola Company (2001)(6)	**Eduardo Arrocha Gio** Substitute Member Vice-president y Director Legal de Coca-Cola America Latina (2000)(6)
Daniel Sayre President, Japan Division, The Coca-Cola Company (2005)(6)	**Xiémar Zarazúa López** Substitute Member Presidente de la División Latinoamérica Centro de la Compañía Coca-Cola (2003) (6)
Felipe Jiménez Business Consultant (2005)(3,4)	**Jorge Antonio Tirado del Pozzo** Substitute Member Private Investor (1983)(4)
Harold T. Circuit Private Investor (1989) (8)	
Roberto Martínez Garza Secretary *1 Chief Legal and Human Resources Director Grupo Continental, S.A.B. (1993)	
Carlos Garza y Rodríguez Commissioner *2 Partner and Director of the Independent Accounting Firm Horwath Castillo Miranda	**José Luis Fernández Fernández** Substitute Commissioner *2 Partner and Director of the Accounting Firm Chévez Ruiz Zamarripa y Cía, S.C.

The Board of Directors of Grupo Continental S.A.B. is supported by the following committees: (1) Audit and Association Practices, (2) Finance and Planning, (3) Performance Evaluation and Compensations, these committees provide analyses and recommendations to the Board of Directors, related to their areas of expertise. The Board consists of 10 Proprietary Members and their respective Substitutes and an honorary member. Of the Proprietary Members, 4 and their respective Substitutes are independent.

(4) Independent Member
(5) Independent Patrimonial Member
(6) Associated Patrimonial Member
(7) Related member
(8) Honorary Member

The first number in parenthesis corresponds to the year in which the individual became a member of the Board of Directors of Grupo Continental.

*1 Roberto Martínez Garza resigned to the Board of Directors in December, 2006, since he was elected Secretary to the Board of Directors during the Board Meeting of December 14th, 2006.

*2 Carlos Garza y Rodriguez and José Luis Fernandez Fernandez resigned to their positions as Commissaries on December 13th, 2006, on the occasion of the application of the New Stock Exchange Laws.

Executive Team

Corporate Executives

Marcos Aguilar Romo (38)
Chief Executive Officer

Pedro Manuel García Elizondo (36)
Assistant Chief Executive Officer

Julián Guzmán Luna (32)
Chief Operating Officer

Roberto Martínez Garza (32)
Chief Legal Officer and
Director of Human Resources

Miguel Angel Rábago Vite (30)
Chief Financial Officer

Baldomero Ponce Cruz (28)
Executive Director of Logistics
and Supplies

Carlos Lobato Pérez (33)
Technical Director

Armando J. González Osante (33)
Civil Engineering Director

Fred Daniel Acosta (33)
Comptrollership Director

Estanislao Molina Duque (34)
Corporate Image and Services Director

Eduardo De Gorordo Moreleón (28)
Marketing Director

Sergio García Casanova (15)
Transportation Director

Sergio Serrano Vázquez (26)
IT Director

Executives of Bottling Companies

Carlos Maya Castro (32)
Embotelladora Aguascalientes, S.A. de C.V.

Héctor Zaffa Arredondo (42)
Embotelladora Guadiana, S.A. de C.V.

René Lara Elizondo (29)
Embotelladora La Favorita, S.A. de C.V.

Guillermo Avalos González (34)
Embotelladora Lagunera, S.A. de C.V.

Armando Orta Orrantia (33)
Embotelladora Los Altos, S.A. de C.V.

Fernando González Lasso (28)
Embotelladora San Luis, S.A. de C.V.

Roberto Valdivia Cárdenas (26)
Embotelladora Zacatecas, S.A. de C.V.

Juan L. Gutiérrez Ramírez (33)
Embotelladora Zapopan, S.A. de C.V.

Operating Managers

Víctor M. Olivares Maldonado (27)
Embotelladora Aguascalientes, S.A. de C.V.
Las Trojes Production and Distribution Center

Francisco J. Orendain González (25)
Embotelladora La Favorita, S.A. de C.V.
El Alamo Distribution Center

J. Cuauhtémoc Alanís Mercado (20)
Embotelladora La Favorita, S.A. de C.V.
San Rafael Distribution Center

Oscar Aguirre Valdez (27)
Embotelladora La Favorita, S.A. de C.V.
Tecomán Distribution Center

Gerardo Arturo Bejarano Amador (27)
Embotelladora Lagunera, S.A. de C.V.
Estadio Distribution Center

Juan Ramón Villarreal Guzmán (25)
Embotelladora Lagunera, S.A. de C.V.
Revolución Production Center

Manuel G. Atilano Santoyo (29)
Embotelladora Lagunera, S.A. de C.V.
San Agustín Production Center

Jorge Elizondo Asturias (15)
Embotelladora San Luis, S.A. de C.V.
Juárez Distribution Center

José Peregrino Brambila Bernal (28)
Embotelladora San Luis, S.A. de C.V.
Rioverde Distribution Center

Sergio Aldape Conteras (31)
Embotelladora Zacatecas, S.A. de C.V.
Fresnillo Distribution Center

Jesús Ignacio Lara Rodríguez (27)
Embotelladora Zapopan, S.A. de C.V.
Ameca Distribution Center

Rafael Ochoa Partida (31)
Embotelladora Zapopan, S.A. de C.V.
Belenes Distribution Center

Fausto Herrera Santana (38)
Embotelladora Zapopan, S.A. de C.V.
Huentitán Distribution Center

(*) Years of experience within the industry

Glossary

Coca-Cola Bottling Partner or Bottling Plant: Businesses that purchase concentrates or syrups from The Coca-Cola Company, to turn them into finished products to pack them and sell them to their Clients.

The Coca-Cola Company: More than 100 years after its foundation, it is the world's leading company in producing, commercializing and distributing concentrates and syrups used in the production of more than 400 leading non-alcoholic soft-drink brands in their respective markets, in over 200 countries around the world.

Unit Bottle: The equivalent to 8 ounces or 237 ml of a beverage.

Unit Case: Measurement unit which equals 24 unit bottles.

Client: Owner of a store or any other establishment that sells or serves directly to the consumers, any product f the Group.

Consumer Client: Individual who purchases the products we offer for consumption, directly on service routes to their homes or at distribution and sale centers of the Group.

Consumer: Individual who acquires the products of the Group, at shops or other establishments owned by Clients, for his/her consumption.

Per Capita Consumption: Average number of Unit Bottles consumed per person, per year in a specific market. The Group calculates the per capita consumption by multiplying the Unit Case volume by 24 and dividing the result amongst the number of inhabitants on its franchise territory.

EBITDA: Acronym for Earnings Before Interest and Taxes plus Depreciation and Amortization.

Fountain: Dispensing equipment used by retailers to serve the product in glasses for its immediate consumption.

Market: Geographical area in which the Group does business, as defined by its franchise territory.

ROIC: Acronym for Return on Invested Capital.

Vending: Automatic dispenser of canned or bottled cold beverages.

Unit Case Volume: Number of Unit Cases sold to Clients and Consumer Clients; it is the sales indicator in a particular market used within the industry of Non-alcoholic Ready-to-Drink commercial beverages.

Company Directory

CORPORATE OFFICES
Avenida Hidalgo No. 2303 Col. Smith
CP 89140, Tampico, Tam. México

Apartado Postal (PO Box): No. 664
CP 89000, Tampico, Tam. México

Telephone: (833) 241-25-00
Fax: (833) 241-25-77
Internet: www.contal.com
e-mail: tampico@contal.com

MEXICO CITY OFFICES
Andrés Bello No. 45, Piso 13 Despacho B
Col. Chapultepec Polanco
CP 11560, México, D.F.

Telephone: (55) 5282-1009
(55) 5282-1098
Fax: (55) 5282-1485

www.contal.com

Horwath Castillo Miranda

To the Shareholders of
Grupo Continental, S.A.B.

We have audited the accompanying consolidated balance sheet of Grupo Continental, S. A. B. and subsidiaries, and the balance sheet of Grupo Continental, S.A.B. as of December 31, 2006 and 2005, and the related consolidated and individual statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican Generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared according to Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Continental, S.A.B. and subsidiaries, and Grupo Continental, S.A.B. as of December 31, 2006 and 2005, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

HORWATH CASTILLO MIRANDA

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco,
Mexico
January 19, 2007

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,632,818	$ 1,559,443
Notes and accounts receivable:		
Trade accounts receivable	389,138	349,499
The Coca-Cola Company	44,798	66,733
Other current assets	23,602	37,947
Recoverable taxes	30,921	8,354
Inventories (Note 6)	766,543	792,884
Total current assets	2,887,820	2,814,860
Investments in shares (Note 7)	1,038,370	1,079,578
Property, plant and equipment, net (Note 8)	4,733,826	4,635,630
Other non-current assets, net (Notes 4-g and 10)	684,900	746,961
	$ 9,344,916	$ 9,277,029
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term liabilities:		
Suppliers (Note 9)	$ 352,280	$ 400,698
Taxes and other accounts payable	195,045	200,397
Income tax		26,463
Employees' statutory profit sharing	212,532	197,220
Total short-term liabilities	759,857	824,778
Long-term debt:		
Labor obligations (Note 10)	314,810	352,788
Deferred income taxes (Note 14)	825,373	860,658
Contingencies and commitments (Note 15)		
	1,140,183	1,213,446
Total liabilities	1,900,040	2,038,224
Shareholders' equity (Note 11):		
Majority interest:		
Capital stock	919,197	919,197
Additional paid-in capital	39,195	39,195
Deficit from restatement of shareholders' equity	(795,009)	(753,201)
Accumulated effect of deferred income tax	(1,107,234)	(1,107,234)
Retained earnings	6,783,613	6,881,713
Net income	1,599,043	1,253,882
Total majority interest	7,438,805	7,233,552
Minority interest (Note 12)	6,071	5,253
	7,444,876	7,238,805
	$ 9,344,916	$ 9,277,029

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	Years ended December 31, 2006	2005
Net sales	$ 11,467,930	$ 11,054,382
Cost of sales:		
Cost of sales	5,276,546	5,142,057
Depreciation and amortization	133,005	123,625
	5,409,551	5,265,682
Gross profit	6,058,379	5,788,700
Operating expenses:		
Selling	1,580,481	1,539,773
Advertising and promotion	385,248	386,481
Transportation	452,661	444,658
General and administrative	1,421,124	1,380,235
Depreciation and amortization	233,043	226,645
	4,072,557	3,977,792
Operating profit	1,985,822	1,810,908
Comprehensive cost of financing:		
Interest expense	13,915	16,527
Interest income	(93,694)	(121,216)
Foreign exchange (gain) loss, net	(38,061)	50,288
Loss on monetary position	38,635	51,801
	(79,205)	(2,600)
Other income, net (Note 13)	194,743	50,548
Income before taxes and equity in earnings of associated companies	2,259,770	1,864,056
Income tax (Note 14)	571,497	572,661
Employees' statutory profit sharing (Note 14)	212,995	194,057
	784,492	766,718
Income before equity in earnings of associated companies	1,475,278	1,097,338
Equity in earnings of associated companies (Note 7)	124,634	156,603
Consolidated net income	$ 1,599,912	$ 1,253,941
Majority interest	$ 1,599,043	$ 1,253,882
Minority interest (Note 12)	869	59
	$ 1,599,912	$ 1,253,941
Income per share (majority interest) (expressed in pesos) (Note 4-q):	$ 2.13	$ 1.67
Weighted average shares outstanding (000's) (Notes 4-q and 11)	750,000	750,000

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED AND INDIVIDUAL STATEMENT OF SHAREHOLDERS' EQUITY
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	Capital stock	Additional paid-in capital	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Retained earnings	Net income	Total
Balance at December 31, 2004	$ 919,197	$ 39,195	$ (734,569)	$ (1,107,234)	$ 8,509,719	$ 1,161,090	$ 8,787,398
Application of 2004 net income					1,161,090	(1,161,090)	
Dividends paid					(2,789,096)		(2,789,096)
Comprehensive income (Notes 4-s and 14)			(18,632)			1,253,882	1,235,250
Balance at December 31, 2005	919,197	39,195	(753,201)	(1,107,234)	6,881,713	1,253,882	7,233,552
Application of 2005 net income					1,253,882	(1,253,882)	
Dividends paid					(1,351,982)		(1,351,982)
Comprehensive income (Notes 4-s and 14)			(41,808)			1,599,043	1,557,235
Balance at December 31, 2006	$ 919,197	$ 39,195	$ (795,009)	$ (1,107,234)	$ 6,783,613	$ 1,599,043	$ 7,438,805

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	Years ended December 31, 2006	2005
OPERATING ACTIVITIES:		
Net income	$ 1,599,912	$ 1,253,941
Charges (credits) to results not requiring cash:		
Equity in earnings of associated companies, net of cash dividends received		(47,337)
Depreciation and amortization	366,048	350,269
Provisions for pension plans and seniority premiums	24,981	25,541
Deferred income tax	(11,267)	(51,511)
	1,979,674	1,530,903
Changes in other operating accounts:		
Notes and accounts receivable	(25,926)	(61,997)
Inventories	(20,588)	15,765
Suppliers	(48,418)	45,887
Other short-term liabilities	(16,503)	27,092
Resources provided by operating activities	1,868,239	1,557,650
FINANCING ACTIVITIES:		
Cash dividends received from associated companies in excess of equity in their earnings	27,544	
Income tax payable, long-term	(12,809)	(2,769)
Dividends paid	(1,351,982)	(2,789,096)
Resources used in financing activities	(1,337,247)	(2,791,865)
INVESTING ACTIVITIES:		
Acquisition of fixed assets, net	464,168	283,837
(Decrease) increase in other non-current assets, net	(6,551)	8,700
Resources used in investing activities	457,617	292,537
Increase (decrease) in cash and cash equivalents	73,375	(1,526,752)
Cash and cash equivalents at beginning of year	1,559,443	3,086,195
Cash and cash equivalents at end of year	$ 1,632,818	$ 1,559,443

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,547,901	$ 1,480,287
Recoverable taxes	18,826	30,078
Other current assets		114
Total current assets	1,566,727	1,510,479
Investments in shares:		
Subsidiaries	6,010,620	5,798,050
Associated companies	999,837	1,043,195
Others	16,055	13,679
	7,026,512	6,854,924
Goodwill, net (Note 4-g)	517,520	517,520
	$ 9,110,759	$ 8,882,923
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Accounts payable to subsidiaries	$ 1,620,003	$ 1,622,791
Taxes and other accounts payable	28,927	26,580
Income tax	23,024	
Contingencies and commitments (Note 15)		
Total short-term liabilities	1,671,954	1,649,371
Shareholders' equity (Note 11):		
Capital stock	919,197	919,197
Additional paid-in capital	39,195	39,195
Deficit from restatement of shareholders' equity	(795,009)	(753,201)
Accumulated effect of deferred income tax	(1,107,234)	(1,107,234)
Retained earnings	6,783,613	6,881,713
Net income	1,599,043	1,253,882
	7,438,805	7,233,552
	$ 9,110,759	$ 8,882,923

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	Years ended December 31, 2006	2005
Commissions earned	$ 117,393	$ 111,463
Operating expenses:		
General and administrative	52,229	43,413
Comprehensive cost of financing:		
Interest expense	197,729	198,186
Interest income	(128,946)	(167,624)
Foreign exchange (gain) loss, net	(38,182)	50,228
(Gain) loss on monetary position	(4,547)	20,760
	26,054	101,550
Other (income) expenses, net	(19,727)	24,754
Gain (loss) before income tax and equity in earnings of subsidiaries and associated companies	58,837	(58,254)
Income tax, net (Note 14)	(18,573)	5,447
Gain (loss) before equity in earnings of subsidiaries and associated companies	40,264	(52,807)
Equity in earnings of subsidiaries and associated companies	1,558,779	1,306,689
Net income	$ 1,599,043	$ 1,253,882

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2006

	Years ended December 31, 2006	2005
OPERATING ACTIVITIES:		
Net income	$ 1,599,043	$ 1,253,882
Credit to income not affecting cash:		
Equity in net earnings of subsidiaries and associated companies, net of cash dividends of $ 1,337,984 in 2006 and $ 1,086,006 in 2005	(220,795)	(220,683)
	1,378,248	1,033,199
Changes in other operating accounts:		
Subsidiaries	(2,788)	174,486
Other current assets and liabilities, net	36,737	29,775
Resources provided by operating activities	1,412,197	1,237,460
FINANCING ACTIVITIES:		
Dividends paid	(1,351,982)	(2,789,096)
INVESTING ACTIVITIES:		
Investment in shares of subsidiaries		3,642
(Decrease) increase of other investments in shares, net	(7,399)	8,632
Resources (used in) provided by investing activities	(7,399)	12,274
Increase (Decrease) in cash and cash equivalents	67,614	(1,563,910)
Cash and cash equivalents at beginning of year	1,480,287	3,044,197
Cash and cash equivalents at end of year	$ 1,547,901	$ 1,480,287

The accompanying notes are an integral part of these financial statements

Expressed in thousands of constant Mexican pesos as of December 31, 2006

1.- COMPLIANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS

The accompanying consolidated and individual financial statements have been prepared by the Company's management in accordance with the Mexican financial reporting standards issued by the Consejo Mexicano para la Investigación y Desarrollo de las Normas de Información Financiera, A.C. (Mexican Board for the Research and Development of Financial Reporting Standards) (See Note 4-u).

2.- COMPANY'S ACTIVITIES

On December 14, 2006 a stockholders' extraordinary general meeting was held to transform Grupo Continental, S.A. into a Stock Corporation (S.A.B.), for the purpose of complying with the provisions of the new Securities Exchange Law.

Grupo Continental, S.A.B. (the "Company") is a holding company of entities which are principally engaged in the manufacture and sale of soft drinks and purified water, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico.

The financial statements of Grupo Continental, S.A.B. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S.A.B. must be based on the consolidated financial statements that are included herein.

3.- BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the Company and its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2006 the subsidiaries of Grupo Continental, S.A.B. included in the consolidation were the following:

	Percentage of equity		Percentage of equity
Bottling companies		**Real estate companies**	
Embotelladora Aguascalientes, S. A. de C.V.	99.99	Fomento de Aguascalientes, S. A. de C.V.	99.99
Embotelladora Guadiana, S. A. de C.V.	99.99	Fomento Durango, S. A. de C.V.	99.99
Embotelladora La Favorita, S. A. de C.V.	99.99	Fomento Mayran, S. A. de C.V.	99.99
Embotelladora Zacatecas, S. A. de C.V.	99.99	Fomento Potosino, S. A. de C.V.	99.99
Embotelladora Lagunera, S. A. de C.V.	99.99	Fomento Río Nazas, S. A. de C.V.	99.99
Embotelladora Los Altos, S. A. de C.V.	99.99	Fomento San Luis, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99	Fomento Zacatecano, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99	Grossman y Asociados, S. A. de C.V.	99.99
		Inmobiliaria Favorita, S. A. de C. V.	99.99
Marketing and service companies			
Concentrados Industriales, S. A. de C.V.	99.99		
Sociedad Industrial, S. A. de C.V.	99.99		
Alianzas y Sinergias, S.A. de C.V.	99.99		
Cadena Comercial T3, S.A. de C.V.	99.99		
Servicios Ejecutivos Continental, S.A.	51.00		

During 2005 and 2006 the following subsidiaries of the company were merged:

Merged subsidiaries	Merging subsidiaries	Date of merger
Embotelladora Aguascalientes, S.A. de C.V.	Embotelladora Las Trojes, S.A. de C.V.	April 1, 2005
Embotelladora Zacatecas, S.A. de C.V.	Embotelladora Fresnillo, S.A. de C.V.	May 1, 2005
Embotelladora San Luis, S.A. de C.V.	Embotelladora Rioverde, S.A. de C.V. Embotelladora Tangamanga, S.A. de C.V.	January 1, 2006
Embotelladora La Favorita, S.A. de C.V.	Embotelladora de Tecoman, S.A. de C.V.	March 1, 2006
Embotelladora Zapopan, S.A. de C.V.	Embotelladora Ameca, S.A. de C.V.	April 1, 2006

4.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below:

a) Recognition of the effects of inflation

The financial statements of the Company and its consolidated subsidiaries recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant December 31, 2006 Mexican pesos using the Mexican National Consumer Price Index ("NCPI"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value.

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Cost of cases and bottles

The inventory of cases and bottles is recorded at the lesser of deposit value or replacement cost. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years for glass bottles (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is charged to income of the year in which are promoted.

e) Investments in shares

The Company's investments in shares of associated companies are valued by applying the equity method. For purposes of presentation in the individual financial statements, the investments in shares of subsidiaries companies are valued applying the same method. Other investments in shares in which the Company does not have a significant influence are expressed at the restated cost at the end of the year, applying factors derived from the NCPI. See Note 7.

f) Property, plant and equipment

Property, plant and equipment are recorded first at acquisition cost and posteriorly are restated by applying factors derived from Mexico's NCPI to historical amounts. Depreciation is calculated using the straight-line method, based on the useful lives of the assets. See Note 8.

g) Goodwill

Goodwill is the difference between the amount paid and the book value of shares of subsidiaries and associated companies acquired. It is restated by applying factors derived from the Mexican NCPI to historical amounts. At December 31, 2006 and 2005, the accumulated goodwill, net of amortization, amounted to $ 517,520 and is included in other non-current assets in the consolidated balance sheet. In accordance with Bulletin B-7, "Business acquisitions", mandatory for financial statements for periods beginning January 1, 2005, goodwill will be subject to impairment rules mentioned in next paragraph.

h) Impairment of long-lived assets

The Company and its subsidiaries review the book value of the property, plant and equipment and the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal". To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above.

i) Labor obligations

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The majority of Company's subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and remains in effect at least for ten years, and until the death of the employee. In pension plans of two subsidiaries the retirement age is 65 years, with at least 15 years of service. These two plans are a "defined contribution plans", in which the subsidiaries and employees will contribute to an irrevocable trust fund with pre-established amounts. The other subsidiaries also make annual contributions to the irrevocable trust funds based on actuarial estimations. Total contributions to the pension funds amounted to $ 81.6 and $ 76.8 million in 2006 and 2005, respectively. These amounts include the contributions to the defined contribution plan amounted to $ 14.5 and $ 14.0 million, in 2006 and 2005. The payments made by the trust fund to the pensioned employees amounted to $ 97.8 and $ 24.9 million during 2006 and 2005, respectively.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

Effective 2005, the Bulletin D-3 "Labor obligations" established the obligation to perform an actuarial valuation in order to estimate the liability that will represent the payments based on labor termination (legal compensation) caused by any circumstances other than restructuring.

The cost of seniority premiums, the pension plans and legal compensation is calculated on an actuarial basis, as established in Bulletin D-3, made by independent actuaries. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries. See Note 10.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

j) Income tax and employees' profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing". The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and tax values of assets and liabilities. The current income tax rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

Grupo Continental, S.A.B. determines income tax for the year based on the consolidated tax result. See Note 14.

k) Use of estimates

The preparation of financial statements in accordance with Mexican Financial Reporting Standards requires the use of reliable estimates and assumptions of events that can not be quantified precisely at the date of issuance of the financial statements. Actual results may differ from such estimates and assumptions.

l) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. See Note 5.

m) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from Mexico's NCPI to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican NCPI.

n) Revenue recognition

Revenue is recognized upon shipment of products to customers or upon delivery to the customer and the customer has taken ownership of the goods. All kind of sales discounts are deducted from sales.

o) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing and promotion budgets, The Coca-Cola Company has made co-payments equal to approximately 45% of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to approximately half of the cost of such campaigns. The advertising and promotional expenses reflect the portion of such costs applicable to the bottlings. Funds expended on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 30 days.

p) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican NCPI, on the company's net monetary assets and liabilities at the beginning of each month. This result is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing.

q) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented.

r) Concentration of risks

The products of the Company's subsidiaries are basically traded through a significant number of medium size retailers, such a grocery stores, without existing preference in any neither customer nor type of special customer.

The sales of soft drinks and purified water performed by the Company refer to brands owned by The Coca-Cola Company. The Company has executed a franchise agreement with this company which expires in July 2014, and it is estimated that at the end of its effective term the agreement may be renewed again. In accordance with the aforementioned agreement, the concentrates used to prepare the different products must be supplied exclusively by such company.

s) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. This item is represented by net income and the effect of holding non-monetary assets and of deferred income tax, that in accordance with applicable Mexican financial reporting standards should be recorded in shareholders' equity.

t) Segment information

As mentioned in Note 3, Grupo Continental, S.A.B. is the holding of companies which main activity is the manufacture and sale of soft drinks and purified water, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico. The operational risk and yield conditions for each of the bottlers in the different territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operate under identical economic and political circumstances, and no internal information related with geographical areas or by zones is generated, since the management is carried as unique business entity.

u) Financial Information Standards and new pronouncements

The "Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C." (CINIF) is an independent organism created in 2002 which main purposes are developing the accounting standards in México, the investigation processes, auscultation, issuance and diffusion of those standards and also achieve the concurrence with International Accounting Standards (IAS).

Effective June 1, 2004 the CINIF substituted the " Accounting Standards Committee of the Mexican Institute of Public Accountants".

Beginning January 1, 2006, series A of the Mexican financial reporting standards (NIF), as issued by the CINIF, become effective. This Series includes NIF A-1 to NIF A-8. Further, as of that date Standard NIF B-1 becomes effective for accounting changes. The accompanying financial statements as of December 31, 2006 and 2005 have been prepared in accordance with these Standards.

Beginning January 1, 2006 the Mexican financial reporting standards (NIF) Series A, relative to the conceptual framework, are in effect and consist of the NIF A-1 through to NIF A-8. The NIF B-1 "Accounting changes and corrections of errors" is also in effect. Furthermore, the Accounting Principles Generally Accepted in Mexico, in effect as of December 31, 2005, which were not replaced by the aforementioned NIF, were incorporated into the new provisions. The financial statements as of December 31, 2006 and 2005 have been prepared in accordance with the aforementioned standards.

As of January 1, 2007 new regulatory standards were issued by the CINIF, which must be observed for the presentation of financial information that is comparative, through the respective restructuring, in the terms described in the NIF A-7 "Presentation and disclosure" and in the NIF B-1 "Accounting changes and corrections of errors". A summary of the new regulatory provisions is described below:

NIF B-3 "Statement of income "

This establishes the regulatory provisions for the presentation and classification of revenues, costs and expenses as ordinary and non-ordinary, thus eliminating the special and extraordinary items.

NIF B-13 "Subsequent events to the date of the financial statements"

This specifies that the effects of restructurings of assets and liabilities, as well as the forgiveness of debt by creditors, which are carried out between the date of the financial statements and their date of issuance, must not be recognized therein.

NIF C- 13 "Related parties"

This financial reporting standard extends the concept of related parties to include the following: combined businesses, close family members of the management personnel or relevant directors and the funds derived from remuneration plans created to cover labor obligations. It also establishes the obligation to disclose the names and the conditions of the transactions performed with related parties.

NIF D-6 "Capitalization of the net comprehensive cost of financing"

As of January 1, 2007 the net comprehensive cost of financing (RIF) must be capitalized in those assets which require a long (substantial) acquisition period to leave the asset ready for its intended use; by the same token, the NIF D-6 establishes general standards for the treatment of financing in Mexican pesos and foreign currency, as well as a methodology for the determination of the RIF which may be capitalized in relation to generic financing and direct financing. Such capitalization will apply to the assets acquired as of the effective date of this NIF.

5.- ASSETS AND LIABILITIES IN U.S. DOLLARS

As of December 31, 2006, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 85.3 million and 1.1 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 10.87 pesos per one U.S. dollar.

In the years ended December 31, 2006 and 2005, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 26.3 million and U.S. 8.0 million, respectively.

On January 17, 2007, the date of issuance of the financial statements, the exchange rate was 10.99 Mexican pesos per one U.S. dollar.

6.- INVENTORIES

	December 31,	
	2006	2005
Finished goods	$ 134,270	$ 133,071
Product in process	6,873	5,614
Raw materials	102,431	110,473
General warehouse	8,212	12,250
Spare parts and tools	142,237	134,940
Cases and bottles	362,721	393,338
Merchandise in transit	9,788	3,005
Advance to suppliers	11	193
	$ 766,543	$ 792,884

7.- INVESTMENTS IN SHARES

As of December 31, 2006 and 2005, the investments in shares of associated companies are as follows:

	Ownership percentage	Investments in shares	Equity in earnings
December 31,2006:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 845,666	$ 107,046
Industria Envasadora de Queretaro, S.A. de C.V. (2)	15.50	75,308	6,410
Andamios Atlas, S.A. de C.V. (3)	24.41	78,863	11,178
Total investments in associated companies		999,837	124,634
Other investments		38,533	
		$ 1,038,370	$ 124,634
December 31,2005:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 894,208	$ 145,832
Industria Envasadora de Queretaro, S.A. de C.V.	17.51	79,126	5,773
Andamios Atlas, S.A. de C.V.	24.41	69,861	4,998
Total investments in associated companies		1,043,195	156,603
Other investments		36,383	
		$ 1,079,578	$ 156,603

(1) This company is dedicated to the production and sale of sugar, being the only supplier of this raw material of the bottling subsidiaries of the Company. See Notes 9 and 16.

(2) This company produces canned beverages, selling part of its production to bottling subsidiaries of the Company. During 2006 the Company decreased its equity interest from 17.51% to 15.50%. See Notes 9 and 16.

(3) Its principal activity is the manufacturing, leasing, purchase and sale of scaffolds used in the construction segment.

8.- PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006	December 31, 2005	Average annual depreciation rate %
Building	$ 2,368,339	$ 2,298,074	2.1
Industrial equipment	2,867,409	2,784,418	5.6
Anti-pollution equipment	122,015	122,015	4.6
Transportation equipment	1,760,856	1,697,137	6.9
Furniture and other equipment	798,033	709,701	12.8
	7,916,652	7,611,345	
Accumulated depreciation	(4,169,970)	(3,968,407)	
	3,746,682	3,642,938	
Land	898,961	841,546	
Construction and equipment in process, and advances to suppliers	88,183	151,146	
	$ 4,733,826	$ 4,635,630	

9.- SUPPLIERS

As of December 31, 2006 and 2005, the balance of suppliers included $ 152,884 and $ 155,737, respectively, in favor of The Coca-Cola Company, related Company, from the purchase of concentrate. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE. See Note 16.

Accounts payable to suppliers as of December 31, 2006 and 2005 included $ 11,931 and $ 74,736, respectively, of accounts payable to associated companies from the purchases of sugar and canned beverages. See Note 16.

10.- LABOR OBLIGATIONS

The components of net pension cost, seniority premiums and legal compensation mentioned in Note 4-i consist of the following:

	Seniority premiums	Pension plans	Legal compensation	Total 2006	Total 2005
Service cost	$ 4,799	$ 43,691	$ 13,369	$ 61,859	$ 50,361
Interest cost	2,833	55,255	3,019	61,107	56,176
Expected return on plan assets		(46,905)		(46,905)	(42,043)
Amortization of transition liability	15	20,537	6,118	26,670	28,026
Amortization of unrecognized prior service cost	57	1,878		1,935	2,643
Amortization of gains and losses of unrecognized obligations	208	968	(926)	250	512
Contributions to the defined contribution plan		14,450		14,450	14,036
Reduction and anticipated extinction of obligations	69			69	7,314
Net cost	$ 7,981	$ 89,874	$ 21,580	$ 119,435	$ 117,025

Pension, legal compensation and seniority premiums liability is as follows:

	Seniority premiums	Pension plans	Legal compensation	Total 2006	Total 2005
Accumulated benefit obligation	$ 64,955	$ 1,141,154	$ 72,543	$ 1,278,652	$ 1,298,316
Additional benefits related to future compensation increases	2,724	58,974	1,966	63,664	74,410
Projected benefit obligation	67,679	1,200,128	74,509	1,342,316	1,372,726
Assets of plan ($ 990,564 at fair value)		956,511		956,511	920,574
Unfunded projected benefit obligation	67,679	243,617	74,509	385,805	452,152
Unrecognized net transition obligation	35	(160,896)	(57,570)	(218,431)	(244,189)
Unrecognized prior service cost	(609)	(18,059)		(18,668)	(20,722)
Unrecognized net gain or (loss)	(4,608)	6,825	605	2,822	(60,694)
Accrued costs	62,497	71,487	17,544	151,528	126,547
Additional liability	446	118,549	44,287	163,282	226,241
Total accrued costs	$ 62,943	$ 190,036	$ 61,831	$ 314,810	$ 352,788

The asset account corresponding to the additional liability existing as of December 31, 2006 and 2005 in the amount of $ 163,282 and $ 226,241, respectively, is included with other non-current assets in the consolidated balance sheet.

The principal assumptions utilized in determining net costs of the plans for the period are as follows:

	Seniority premiums	Pension plans	Legal compensation
Discount rate used to reflect present value of obligations	4.5%	4.5%	4.5%
Rate of increase in future salary levels	0.5%	0.5%	0.5%
Average of remaining future service	9 years	8 years	9 Years

11.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net tax profit account" or "CUFIN". Also, the reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2006, the CUFIN and CUCA of the Company amounted to $ 2,232,055 and $ 606,349, respectively.

Dividends paid were as follow:

	Years ended December 31, 2006	2005
Dividends paid	$ 1,351,982	$ 2,789,096
Shares issued (thousands)	750,000	750,000
Dividend per share (in pesos)	1.80	3.72
Dividend per share (nominal pesos)	1.75	3.50

The net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2006, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

As of December 31, 2006, retained earnings included $ 150,000 of reserve for repurchasing stock.

12.- MINORITY INTEREST

As mentioned in Note 3, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S. A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

13.- OTHER INCOME

During 2006, certain subsidiaries won the writ of amparo they had filed to be able to deduct the employees' statutory profit sharing paid in fiscal years 2003, 2004 and 2005. The effect of the income tax recovered due to such deduction was $ 157,335 and is presented within Other income, net, in the consolidated statement of income.

14.- INCOME TAX, TAX ON ASSETS AND CONSOLIDATION FOR TAX PURPOSES

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration effects of inflation for tax purposes. Income tax is calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos with purchasing power at the end of the period. The Company has approval from the Ministry of Finance to file consolidated income tax and asset tax returns.

In accordance with the Mexico's current Income Tax Law, until December 31, 2001 the corporate rate of income tax was 35%. However, the companies had the option to compute the income tax at the rate of 30% on the "reinvested fiscal profit" (UFIRE). As of December 31, 2006, the differences amounted to $ 70,271 and are shown as long-term liability in the consolidated balance sheet. This amount proceeds from the subsidiaries.

In accordance with the amendments of Mexico's Income Tax Law effective January 1, 2005, the applicable income tax rate will be 28% in 2007 and beyond. In 2006 and 2005 the rate was 29% and 30%, respectively.

Until December 31, 2006, the tax on assets was computed at an annual rate of 1.8% of the value of assets less certain liabilities. In accordance with the amendments of the tax on asset law effective January 1°, 2007, the asset tax rate will be 1.25%, which will be applied to the restated assets value with no deductions. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be restated and carried forward and credited toward the excess of income tax over assets tax in the following ten years.

The analysis of the consolidated income tax charged to income is as follows:

	Years ended December 31,	
	2006	**2005**
Current	$ 569,354	$ 611,800
Deferred	2,143	(39,139)
	$ 571,497	$ 572,661

The income tax charged to the Company's individual statement of income for $18,573 ($ 5,447 credited in 2005), refers to the income tax derived from the Company's operations as an individual entity, plus the effects payable or receivable as a result of the tax consolidation regime.

A reconciliation of the statutory income tax rate and effective rate is as follows:

	Years ended December 31, 2006	2005
Statutory tax rate	29.0%	30.0%
Permanent differences:		
Non deductible expenses	0.8	0.9
Others	(0.2)	(0.4)
Deferred employees' profit sharing	0.1	0.2
Deductible employees' profit sharing	(2.4)	
Income tax recovered (See Note 13)	(2.0)	
Effective income tax rate	25.3%	30.7%

As of December 31, 2006 the balance of the deferred income tax liability was composed of the following:

	Temporary differences	Deferred income tax
Inventories	$ 395,381	$ 110,707
Fixed assets	2,322,886	650,408
Provision for labor obligations	(151,528)	(42,428)
Deferred employees' profit sharing	(50,980)	(14,274)
Other items, net	(70)	(20)
	$ 2,515,689	$ 704,393

The amount of $ 11,209 from deferred income tax corresponding to 2006, was credited to the deficit from restatement of shareholders' equity, included in the comprehensive income ($ 3,259 in 2005).

Employee's statutory profit sharing charged to income in 2006 and 2005, include a credit of $ 8,043 and $ 8,640 of deferred portion, respectively. As of December 31, 2006 the deferred employees´ profit sharing liability amounted to $ 50,709.

15.- CONTINGENCIES AND COMMITMENTS

a) During 2000, most of the bottling plants subsidiaries of the Company were reported to the Federal Commission of Competence (FCC) by PepsiCo and other bottling plants, for the supposed monopolistic activities. As part of this proceeding, in August 2005, the FCC notified its related judgment, in which a fine of $10.5 million was levied on each of the companies involved. A motion for reconsideration was filed against such judgment, but was dismissed by the FCC, which thus confirmed the fines imposed. During the month of December 2005, a writ of amparo was filed, in which the respective judgment granted the court relief sought by the companies involved. In response, the FCC and PepsiCo filed a motion for review to contest the verdict granting the court relief, which had not yet been resolved as of December 2006.

   Apart from the above-mentioned proceeding, during 2003 charges were filed with the FCC by Big Cola against the Company and most of its bottling companies, for supposed relative monopolistic practices. In July 2005, the FCC notified the related judgment, in which a fine of $10.5 million each was levied against the Company, Embotelladora La Favorita, S.A. de C.V. (La Favorita) and Embotelladora Zapopan, S.A. de C.V. (Zapopan). A motion for reconsideration was filed against these fines, but was dismissed by the FCC, which thus confirmed the fines imposed. As part of a legal strategy, the Company filed an action for annulment to challenge the fine imposed, whose judgment has yet to be issued. By the same token, La Favorita and Zapopan filed an action for writ of amparo, which was then discontinued. A motion for review was filed against this judgment, but the final verdict has yet to be issued.

   In the opinion of the Company's principal executives and its legal advisors, the accused bottlers do not carry out monopolistic practices, because the market in which they operate covers carbonated and noncarbonated soda drinks, purified water, beverages containing juice, milk-based drinks, juices and other non-alcoholic ready to drink products, which is more extensive than that considered by the FCC. Therefore, it is considered that the final judgments of the legal proceedings under way will favor the accused companies.

b) Servicios Ejecutivos Continental, S. A., a subsidiary of the Company, has signed a lease on an airplane so it could provide air transportation. The main conditions established in this contract are the following:

   - The leasing term ends in April, 2011, with a basic monthly rent of 198,771 dollars, net of taxes. Grupo Continental, S.A.B. is the guarantor of this contract. In case of anticipated cancellation, the subsidiary is obliged to pay the difference between the unpaid rents (applying a discount rate) and the market value of the airplane.

   - The Company is obligated to insure the plane for a decreasing amount of not less than 110% of the approximate market value of the airplane, and to pay all the expenses relative to its operation.

16.- RELATED PARTIES TRANSACTIONS

The following is a summary of the most significant related party transactions:

	CONSOLIDATED		INDIVIDUAL	
	Years ended December 31,			
	2006	2005	2006	2005
Revenues:				
Commissions			$ 117,365	$ 111,512
Interest earned			35,489	46,599
Costs and Expenses:				
Purchases of concentrate	$ 1,676,413	$ 1,626,877		
Advertising expenses	193,406	180,168		
Purchases of sugar	969,626	951,823		
Purchases of canned beverage	333,029	339,459		
Air transportation services			17,764	15,384
Interest paid	9,437	12,213	196,025	197,078
Services paid	65,159	62,926	5,393	5,406

17.- ISSUE OF THE FINANCIAL STATEMENTS

The issue of the consolidated and individual financial statements that are included, were authorized on January 17, 2007, by Mr. Miguel Angel Rabago Vite, Chief Financial Officer.

END